UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

BigBear.ai Holdings, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

7950 Jones Branch Drive, First Floor, North Tower

Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BigBear.ai Holdings, Inc. (the “Company” or the “Registrant”) requires additional time to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”). In connection with the financial statements to be included in the Company’s 2024 Form 10-K (the “2024 Financial Statements”) and, as part of the review of the accounting treatment of the Company’s convertible secured notes issued in December 2024 (the “2029 Notes”), the Company, together with Grant Thornton LLP (“GT”), the Company’s independent auditors, reevaluated the accounting presentation of the Company’s convertible notes due in 2026 (the “2026 Notes”), specifically, the accounting for the embedded conversion option. The Company and GT had previously concluded that the embedded conversion option did not need to be accounted for as a derivative separate from the 2026 Notes, which was consistently reflected across all of the Company’s historical financial statements. The Company requires additional time to complete valuations necessary to determine the impact on the Company’s historical financial statements and to disclose the impact reflective of this change as of and for the fiscal year ended December 31, 2024. In addition, the change in position on the interpretation and application of the accounting guidance will also result in the Company’s restatement of its audited financial statements for the fiscal years ended December 31, 2022 and 2023 and the interim unaudited consolidated financial statements for each quarterly period in 2023 and in 2024.

Accordingly, the Registrant is unable to file its 2024 Annual Report by the prescribed due date without unreasonable effort or expense and expects that the 2024 Annual Report will be filed as soon as practicable and prior to the fifteenth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Sean Ricker	410	312-0885
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

The changes in accounting treatment referenced above are not expected to impact the Company’s revenues, gross margin, Adjusted EBITDA or operating cash flows in any prior period. The Company expects to report revenues of approximately $158.2 million in 2024 compared to $155.2 million in 2023, loss before income taxes of approximately $296.1 million in 2024 compared to $71.3 million in 2023 and gross margin of approximately $45.2 million in 2024 compared to $40.6 million in 2023.

Over 90% of the principal of the 2026 Notes was retired in December 2024 in exchange for the issuance of the Company’s convertible secured notes due in 2029 (the “2029 Notes”). As of December 31, 2024, the outstanding principal balance of the 2026 Notes was $17.7 million. The Company’s accounting for the 2029 Notes is not impacted by these changes.

Forward Looking Statements

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this Form 12b-25 that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, the Company’s expectations that it will file the 2024 Form 10-K within the time period prescribed by Rule 12b-25, the Company’s expected impacts to its historical revenue, gross margin, Adjusted EBITDA and operating cash flows and amounts expected to reported for fiscal 2024. These forward-looking statements are based on management’s current expectations and beliefs, and no assurance can be given that the results described in such statements will be achieved. Such statements are subject to numerous assumptions, risks, uncertainties and other factors that could cause actual results to differ materially from those described in such statements, many of which are outside of the Company’s control. For a description of these factors, see the section titled “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and any updating information in the Company’s subsequent SEC filings. No assurance can be given that any goal or plan set forth in any forward-looking statement can or will be achieved, and readers are cautioned not to place undue reliance on such statements which speak only as of the date they are made. The Company does not undertake any obligation to update or release any revisions to any forward-looking statement or to report any events or circumstances after the date of this disclosure or to reflect the occurrence of unanticipated events except as required by law.

BigBear.ai Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2025	By:	/s/ Sean Ricker
Name: Sean Ricker
Title: Chief Accounting Officer